UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

YY Inc.

(Name of Issuer)

Class A common shares, par value US$0.00001 per share

(Title of Class of Securities)

G9887Y 107**

(CUSIP Number)

David Xueling Li
YYME Limited
YY One Limited
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo Er Road
Nancun Town, Panyu District
Guangzhou 511442
The People’s Republic of China
+86 (20) 82120000

With copies to:

Z. Julie Gao, Esq.	Haiping Li, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark	JingAn Kerry Centre, Tower II, 46/F
15 Queen’s Road Central	1539 Nanjing West Road
Hong Kong	Shanghai, the People’s Republic of China
+852 3740-4700	+86 21 6193-8200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Notes:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G9887Y 107 is assigned to the Class A common shares. CUSIP number 98426T 106 has been assigned to the American Depositary Shares (the “ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “YY.” Each ADS represents twenty (20) Class A common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9887Y 107	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS David Xueling Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 487,014,829 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 364,273,346 Shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,273,346 Shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vest within 60 days of November 26, 2019, and (iv) 122,741,483 Class B common shares beneficially owned by Mr. Jun Lei as of November 26, 2019, voting rights of which were delegated to Mr. David Xueling Li in August 2016. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited.

(2) Represents (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vest within 60 days of November 26, 2019. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances.

(3) Represents 1,287,878,395 Class A common shares and 326,509,555 Class B common shares outstanding as of September 30, 2019.

CUSIP No.	G9887Y 107	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSONS YYME Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,108,866 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,108,866 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,108,866 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited; and (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited.

(2) Represents 1,287,878,395 Class A common shares and 326,509,555 Class B common shares outstanding as of September 30, 2019.

CUSIP No.	G9887Y 107	Page	4	of	7	Pages

1	NAMES OF REPORTING PERSONS YY One Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 355,789,186 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 355,789,186 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,789,186 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited.

(2) Represents 1,287,878,395 Class A common shares and 326,509,555 Class B common shares outstanding as of September 30, 2019.

CUSIP No.	G9887Y 107	Page	5	of	7	Pages

INTRODUCTION

This statement on Schedule 13D (the “Schedule 13D”) constitutes (i) Amendment No. 5 solely for, and only to the extent that it relates to, David Xueling Li (“Mr. Li”) and YYME Limited (“YYME”) to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on behalf of each of Mr. Li, YYME Limited, Mr. Jun Lei and Top Brand Holdings Limited on July 20, 2015, as amended by Amendment No. 1 filed on July 5, 2016, Amendment No. 2 filed on February 27, 2018, Amendment No. 3 filed on July 2, 2018 and Amendment No. 4 filed on March 12, 2019 (the “Mr. Li and YYME Original Filing”), and (ii) Amendment No. 3 solely for, and only to the extent that it relates to, YY One Limited (“YY One”) to the Schedule 13D initially filed with the Commission on behalf of YY One on February 27, 2018, as amended by Amendment No. 1 filed on July 2, 2018 and Amendment No. 2 filed on March 12, 2019 (the “YY One Original Filing”), in each case with respect to the Class A common shares, par value $0.00001 per share (the “Class A common shares”) of YY Inc., a Cayman Islands company (the “Company”). The Shares consist of Class A common shares and Class B common shares, par value $0.00001 each (the “Class B common shares”). Except as amended and supplemented herein, the information set forth in the Mr. Li and YYME Original Filing and YY One Original Filing remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Mr. Li and YYME Original Filing and YY One Original Filing.

Item 4. Purpose of Transaction.

Item 4 of the Mr. Li and YYME Original Filing and YY One Original Filing is hereby supplemented as follows:

On November 26, 2019, YY One Limited settled the payment for regaining the voting power and dispositive power with respect to 890,000 ADSs as a result of an early termination of the transactions under Forward Contract.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Mr. Li and YYME Original Filing and YY One Original Filing is hereby amended and restated as follows:

The 122,741,483 Shares beneficially owned by Mr. Lei comprise 122,741,483 Class B common shares owned by Top Brand Holdings Limited, a British Virgin Islands company solely owned and controlled by Mr. Lei.

The 364,273,346 Shares beneficially owned by Mr. Li consist of (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vest within 60 days of November 26, 2019.

Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Mr. Lei currently beneficially owned approximately 7.6% of all the issued and outstanding Shares of the Issuer, voting rights of which were delegated to Mr. David Xueling Li in August 2016. Mr. Li currently beneficially owned approximately 22.5% of all the issued and outstanding Shares of the Issuer, which, together with the voting rights of such Shares delegated to Mr. Li by Mr. Lei, represent approximately 75.1% of the aggregate voting power of the Issuer.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 1,287,878,395 Class A common shares and 326,509,555 Class B common shares as of September 30, 2019.

Pursuant to the Early Termination Notice, Mr. Li, through Goldman Sachs International (“GS”), acquired a total of 711,000 ADSs at a weighted-average price of US$61.6275 per ADS from the open market between November 18, 2019 and November 25, 2019. No other transaction in the securities of the Company was conducted by the reporting persons during the past 60 days.

CUSIP No.	G9887Y 107	Page	6	of	7	Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth below is hereby inserted as the last two paragraph of Item 6 of the Mr. Li and YYME Original Filing and YY One Original Filing:

On November 18, 2019, YY One entered into a Counterparty Early Termination Notice with GS, which relates to the Forward Contract. On November 22, 2019, YY One entered into an Amendment Notice to Counterparty Early Termination Notice with GS (the “Amendment Notice”). Pursuant to the terms of the Counterparty Early Termination Notice and the Amendment Notice, YY One settled the payment for retaining the voting rights and dispositive power with respect to 890,000 ADSs that were delivered to GS as a collateral under the Forward Contract.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Mr. Li and YYME Original Filing and YY One Original Filing is hereby amended and restated as follows:

Exhibit No.	Description

A*	Joint Filing Agreement, dated February 27, 2018, by and between Mr. Lei, Top Brand Holdings Limited, Mr. Li, YYME and YY One (incorporated by reference to Exhibit A of the Schedule 13D/A (File No. 005-87080) filed by each of Jun Lei, Top Brand Holdings Limited, David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on February 27, 2018).

B*	Deed of Voting Proxy and Power of Attorney dated August 17, 2016 between Mr. Lei, Top Brand Holdings Limited and Mr. Li (incorporated by reference to Exhibit B of the Schedule 13D/A (File No. 005-87080) filed by each of Jun Lei, Top Brand Holdings Limited, David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on February 27, 2018).

C*†	Master Confirmation, dated as of June 30, 2018, between YY One and GS (incorporated by reference to Exhibit C of the Schedule 13D/A (File No. 005-87080) filed by each of David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on July 2, 2019).

D*†	Supplemental Confirmation, dated as of June 30, 2018, between YY One and GS (incorporated by reference to Exhibit D of the Schedule 13D/A (File No. 005-87080) filed by each of David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on July 2, 2019).

E*	Security Agreement, dated as of June 30, 2018, between YY One and GS (incorporated by reference to Exhibit E of the Schedule 13D/A (File No. 005-87080) filed by each of David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on July 2, 2019).

F*	Amended and Restated Share Purchase Agreement, dated as of February 26, 2019, by and among YY Inc., Duowan Entertainment Corp., Bigo Inc, Li Xueling, Hu Jianqiang and the other parties thereto (incorporated by reference to Exhibit C of the Schedule 13D/A (File No. 005-87080) filed by David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on March 12, 2019).

CUSIP No.	G9887Y 107	Page	7	of	7	Pages

G**	Counterparty Early Termination Notice dated as of November 18, 2019 between YY One and GS.

H**	Amendment Notice to Counterparty Early Termination Notice dated as of November 22, 2019 between YY One and GS.

*	Previously filed.
**	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separately with the Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2019

/s/ David Xueling Li
David Xueling Li

YYME Limited
	By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Director

YY One Limited
	By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Director

Exhibit G

Counterparty Early Termination Notice

From:	YY One Limited (“Counterparty”)

To:	Goldman Sachs International (“Goldman”)

Dated:	November 18, 2019

Dear Sir/Madam

Confirmation of a Share Forward Transaction between Counterparty and Goldman dated June 30, 2018 (the “Confirmation”)

1.	We refer to the Confirmation. This is the Counterparty Early Termination Notice. Terms defined in the Confirmation or “the Agreement” (as defined in the Confirmation) have the same meaning in this notice unless given a different meaning.

2.	We hereby give notice to Goldman that we wish to terminate the Transaction on the terms set out in this notice.

3.	We and Goldman hereby agree that notwithstanding any provision to the contrary in the Confirmation or the Agreement:

(a)	Counterparty shall, on or the date of this notice, give irrevocable instruction to a bank to transfer to Goldman, for value on or before the date falling two Currency Business Days after the date of this notice, an amount equal to US$40,000,000 (such amount, the “Prepayment Amount”), and provide to Goldman evidence in form and substance reasonably satisfactory to it that it has given such irrevocable instruction;

(b)	subject to paragraphs (c) and (d) below and receipt by Goldman of evidence that Counterparty has given the relevant irrevocable instruction referred to in paragraph (a) above, Goldman shall during the period commencing on (and including) the date of this notice and ending on (and including) the date falling four Exchange Business Days from the date of this notice (or such earlier or later date as Goldman may determine in good faith and in a commercially reasonable manner taking into account the then-current liquidity conditions with respect to the Shares) (such period, the “Early Unwind Period”) unwind its existing Hedge Positions with respect to the Transaction on each day of the Early Unwind Period with respect to a number of Shares which Goldman shall use commercially reasonable efforts to procure is between the “Minimum Daily Trading Volume Percentage” and the “Maximum Daily Trading Volume Percentage” based on the price at which such Hedge Positions are unwound (the “Unwind Price”) in accordance with the grid in Appendix A (provided that the Early Unwind Period shall not exceed five Scheduled Trading Days);

(c)	Counterparty understands and acknowledges that Goldman may be unable to unwind its Hedge Positions in a manner that meets the principles described in the Appendix A due to (among other events) insufficient volume of trading, blocks and other transactions trading that are not eligible for Rule 10b-18, failure of the Shares to reach and sustain a limit order price or crossing price ranges, or other market factors in effect during the Early Unwind Period;

(d)	if Goldman is unable to unwind all of its existing Hedge Positions with respect to the Transaction during the Early Unwind Period, then the Transaction shall be early terminated in part only, and this notice shall apply in respect of only a Number of Shares corresponding to the portion of the Hedge Positions which Goldman had been able to unwind during the Early Unwind Period (such Number of Shares, the “Terminated Number of Shares”) as if comprised in a separate Transaction (such separate Transaction, the “Terminated Transaction”), and the original Transaction shall continue in effect in part, but only in relation to the relevant remaining Number of Shares (and the Component Number of Shares for each Component of the remaining Transaction shall be reduced accordingly by the same proportion);

(e)	an Additional Termination Event shall be deemed to have occurred with respect to the Transaction (or if Transaction is to be terminated in part only, the Terminated Transaction) in respect of which Counterparty shall be the sole Affected Party and the Early Termination Date shall occur on the final date of the Early Unwind Period;

(f)	Goldman shall on or promptly following the final date of the Early Unwind Period (i) notify Counterparty in writing of the end of the Relevant Period referred to in Section 5 below and (ii) provide its determination of the Early Termination Amount (together with a written explanation of the basis therefor in reasonable detail and in accordance with the standards and limitations set forth in Section 4 of the Confirmation) payable under Section 6(e) of the Agreement by Counterparty to Goldman in respect of the Transaction (or if Transaction is to be terminated in part only, the Terminated Transaction) (such amount, the “Final Early Termination Amount”) by reference to the weighted average price at which the relevant Hedge Positions were unwound during the Early Unwind Period (weighted based on the number of Shares purchased by Goldman on each day of the Early Unwind Period in connection with such unwind as determined by Goldman).

(g)	Counterparty shall pay to Goldman on the day that is both the Currency Business Day and a Business Day in Guangzhou, China immediately following the date Goldman has notified Counterparty of its determination of the applicable Final Early Termination Amount in accordance with paragraph (f) above an amount in USD equal to (i) the Final Early Termination Amount minus (ii) if the Prepayment Amount has been received by Goldman in full on or prior to such date only, the Prepayment Amount, or otherwise, zero (the “Early Termination Adjustment Amount”) if such amount is positive, or otherwise, if such amount is negative, Goldman will pay to Counterparty an amount equal to the absolute value of the Early Termination Adjustment Amount, and upon payment by Counterparty of the applicable Early Termination Adjustment Amount (if positive) or if the applicable Early Termination Adjustment Amount is negative, Counterparty shall be deemed to have discharged its obligation to pay the Early Termination Amount under Section 6(e) of the Agreement;

(h)	upon Goldman being satisfied that each of the Prepayment Amount and the Early Termination Adjustment Amount (if any) in respect of the Transaction (or if Transaction is to be terminated in part only, the Terminated Transaction), together with any amount of interest (if any) payable pursuant to Section 9(h)(ii)(2) of the Agreement, have been paid in full by Counterparty, Goldman shall, at the request of Counterparty, release the number of Collateral Shares (or if Transaction is to be terminated in part only, the Terminated Number of Shares) from the security created under the Security Deed, and instruct the Custodian to transfer such number of Shares to Counterparty provided that, if the Transaction has been terminated in part only, Goldman shall not be required to release such Shares from the security created under the Security Deed or instruct the Custodian in accordance with the foregoing unless:

(i)	Goldman has determined in good faith and in a commercially reasonable manner that the Shares to be released from the security created under the Security Deed are “excess financial collateral” for the purposes of the Financial Collateral Arrangements (No. 2) Regulations 2003; and

(ii)	no Event of Default or Potential Event of Default has occurred and is continuing with respect to Counterparty or would result from the proposed release and transfer.

4.	We hereby repeat in favour of Goldman each of the Counterparty Representations and each of the representations and warranties set forth in Section 7(b)(vii), (viii) and (xi) and Section 7(c) of the Confirmation as on the date of this notice by reference to the circumstances now existing.

5.	We hereby represent and warrant to Goldman that we have not incurred or allowed to remain outstanding any indebtedness, liability or obligation (whether actual or contingent, present or future), other than liabilities and obligations under the Transaction Documents (as defined in Section 6(a)(ii) of the Confirmation).

6.	We acknowledge that a Relevant Period shall commence from the date of this notice, and we will comply (and will procure each of the Underlying Share Issuer and its other affiliated purchasers (within the meaning of Rule 10b-18) to comply) with the applicable provisions set forth under Section 7(e) of the Confirmation.

7.	For the avoidance of doubt, Section 4 of the Confirmation applies to any exercise of judgment or discretion by Goldman hereunder, including, without limitation, with respect to any calculations, adjustments and determinations.

8.	If we fail to pay to Goldman the applicable Prepayment Amount or the Early Termination Adjustment Amount in full in accordance with paragraph 3(a) and 3(g) of this notice above, we agree to indemnify and hold harmless Goldman and/or any of its affiliates from and against any and all losses, costs, taxes, charges and/or expenses incurred by Goldman and/or any of its affiliates in connection with re-establishing or re-adjusting any Hedge Positions that were unwound during the Early Unwind Period.

9.	This notice is irrevocable.

10.	This notice and any non-contractual obligations arising out of or in connection with notice shall be governed by English law.

Yours faithfully,

YY ONE LIMITED

By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

Agreed and Accepted By:

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Simon Gosling
Name: Simon Gosling
Title: Managing Director

Appendix A - Execution Pace Grid

Unwind Price	Minimum Daily Trading Volume Percentage	Maximum Daily Trading Volume Percentage
Above USD70	0%	0%
Above USD65 and less or equal to USD70	10%	20%
Above USD60 and less or equal to USD65	15%	25%
Above USD55 and less or equal to USD60	15%	30%

Exhibit H

Amendment Notice to Counterparty Early Termination Notice

From: YY One Limited (“Counterparty”)

To: Goldman Sachs International (“Goldman”)

Dated: November 22, 2019

Dear Sir/Madam

Confirmation of a Share Forward Transaction between Counterparty and Goldman dated June 30, 2018 (the “Confirmation”) and the Counterparty Early Termination Notice between Counterparty and Goldman dated November 18, 2019 (the “Counterparty Early Termination Notice”)

1.	We refer to the Confirmation and the Counterparty Early Termination Notice. This is an amendment notice to the Counterparty Early Termination Notice. Terms defined in the Counterparty Early Termination Notice, the Confirmation or “the Agreement” (as defined in the Confirmation) have the same meaning in this amendment notice unless given a different meaning.

2.	We and Goldman hereby agree to amend the Counterparty Early Termination Notice by replacing the words “five Scheduled Trading Days” in the final line of paragraph 3(b) of the Counterparty Early Termination Notice with the words “seven Scheduled Trading Days”.

3.	We hereby repeat in favour of Goldman each of the Counterparty Representations and each of the representations and warranties set forth in Section 7(b)(vii), (viii) and (xi) and Section 7(c) of the Confirmation as on the date of this amendment notice by reference to the circumstances now existing.

4.	We hereby represent and warrant to Goldman that we have not incurred or allowed to remain outstanding any indebtedness, liability or obligation (whether actual or contingent, present or future), other than liabilities and obligations under the Transaction Documents (as defined in Section 6(a)(ii) of the Confirmation).

5.	This amendment notice is irrevocable.

6.	This amendment notice and any non-contractual obligations arising out of or in connection with this amendment notice shall be governed by English law.

Yours faithfully,

YY ONE LIMITED

By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

[Signature Page to Counterparty Early Termintion Notice (Amendment)]

Agreed and Accepted By:

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Simon Gosling
Name: Simon Gosling
Title: Managing Director

[Signature Page to Counterparty Early Termintion Notice (Amendment)]